UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Magna-Lab, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

559235106

(CUSIP Number)

Joel Kanter

8000 Towers Crescent Drive, Suite 1300

Vienna, Virginia 22182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559235106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Magna Acquisition LLC (FEIN No. 20-3144686)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,772,729

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 60,772,729

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,772,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.8%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, $0.001 par value (the “Class A Common Stock”), of Magna-Lab, Inc. (the “Company”). The Company’s principal executive offices are located at 6800 Jericho Turnpike, Suite 120W, Syosset, New York 11791.

Item 2.	Identity and Background

(a)                                  This statement is filed by:

Magna Acquisition LLC (the “Reporting Person”).

The managers of the Reporting Person are Jerome M. Feldman, Joel S. Kanter and Kenneth C. Riscica, who are referred to collectively as the “Managers.”

(b)                                 The address of the principal business office of the Reporting Person and of the Managers is 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182.

(c)                                  The principal business of the Reporting Person is to serve as an investor in the Company.

The principal occupation of Jerome M. Feldman is serving as a financial advisor. Mr. Feldman is an independent financial consultant principally to Capital Solutions Group, whose business address is One Old Country Road, Carle Place, New York 11514

The principal occupation of Joel S. Kanter is serving as the President of Windy City, Inc., a privately hold investment firm, whose business address is 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182.

The principal occupation of Kenneth C. Riscica is serving as a management and financial consultant as the principal owner of Riscica Associates, Inc., where in such capacity he serves as the Treasurer and Secretary of Magna-Lab, Inc., whose business address is 6800 Jericho Turnpike, Suite 120W, Syosset, New York 11791.

(d)                                 None of the Reporting Person or the Managers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person or the Managers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)                                    Magna Acquisition LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased the shares of Class A Common Stock covered by this Schedule 13D using working capital of the Reporting Person. The working capital was raised through the private placement of limited liability company units. Total consideration paid by the Reporting Person for the shares covered by this Schedule 13D was $250,000 in cash.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Class A Common Stock covered by this Schedule 13D for investment purposes. Although the acquisition of the shares of Class A Common Stock by the Reporting Person is for investment purposes, the Reporting Person may pursue discussions with management regarding the Company’s strategic options in an effort to maximize long-term value for shareholders. The Company has reserved an aggregate of 9,000,000 shares of Class A Common Stock for possible issuance to directors and management of the Company, which persons include the Managers, in the event their efforts on behalf of the Company result in the Company’s board approving a definitive merger or financing transaction. Accordingly, the Managers may acquire additional shares of Class A Common Stock from the Company.

Except as set forth above, none of the Reporting Person or the Managers has any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b)               Aggregate number of Class A Common Stock beneficially owned by the Reporting Person: 60,772,779. Percentage of Class A Common Stock: 55.8%. The percentages used herein and in the rest of Item 5 are calculated based upon the shares of Class A Common Stock issued and outstanding as of October 31, 2005, as reflected in the Company’s Form 8-K filed on November 3, 2005. The Reporting Person has power to vote or direct the voting of and the power to dispose of or direct the disposal of the Class A Common Stock as follows:

                                                1. Sole power to vote or direct vote: 60,772,779

                                                2. Shared power to vote or direct vote: -0-

                                                3. Sole power to dispose or direct the disposition: 60,772,779

                                                4. Shared power to dispose or direct the disposition: -0-

The Managers, in their capacity as managers of the reporting person, share the power to vote or direct the voting of and to dispose or direct the disposal of all of the shares of Class A Common Stock held by the Reporting Person. Any decision to vote or direct the voting of, or to dispose or direct the disposal of, such shares must be made by two out of the three Managers; accordingly, none of the Managers is deemed, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, to beneficially own any of the Class A Common Stock held by the Reporting Person.

(c) During the past sixty (60) days, the Reporting Person has not purchased any shares of common stock of the Company except as otherwise described herein. On October 31, 2005, the Reporting Person entered into a stock purchase agreement with the Company, pursuant to which the Reporting Person acquired 30,000,000 newly-issued shares of Class A Common Stock at a purchase price of $190,000, of which $43,200 was allocated to reimbursement of legal expenses of the Reporting Person. Additionally, on October 31, 2005, the Reporting Person purchased 30,772,729 shares of Class A Common Stock from a stockholder in a private transaction at a purchase price of $60,000.

Effective October 31, 2005, Mr. Feldman (a) canceled stock options held by him to purchase 1,575,000 shares of Class A Common Stock of the Company, and (b) in consideration for such cancellation and for his waiver of any rights to receive $5,417 of deferred compensation, was granted 157,682 newly-issued shares of Class A Common Stock.

 Effective October 31, 2005, Mr. Kanter (a) canceled stock options held by him to purchase 75,000 shares of Class A Common Stock of the Company, and (b) in consideration for such cancellation and for his waiver of any rights to receive $5,417 of deferred compensation, was granted 142,035 newly-issued shares of Class A Common Stock.

Effective October 31, 2005, Mr. Riscica (a) in consideration for his waiver of any rights to receive $23,400 of deferred compensation, was granted 610,212 newly-issued shares of Class A Common Stock, and (b) was granted 1,500,000 newly-issued shares of Class A Common Stock as additional compensation.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Person or the Managers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2005
Date
/s/ Joel Kanter, President
Signature
Joel Kanter as President of Magna Acquisition LLC
Name/Title